SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U- 1

POST-EFFECTIVE AMENDMENT NO. 2
to
APPLICATION-DECLARATION

Under

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Entergy Corporation 639 Loyola Avenue New Orleans, LA 70113

EWO Marketing, L.P. 20 Greenway Plaza, Suite 500 Houston, TX 77043

(Names of companies filing this statement and
addresses of principal executive offices)

Entergy Corporation

(Name of top registered holding company parent of
each applicant or declarant)

                                                                 Nathan E. Langston
                                                                 Senior Vice President and
                                                                 Chief Accounting Officer
                                                                 Entergy Corporation
                                                                 639 Loyola Avenue
                                                                 New Orleans, LA 70l13

(Names and addresses of agents for service)

The Commission is also requested to send copies
of any communications in connection with this matter to:

                                                                Mark W. Hoffman, Esq.
                                                                Entergy Services, Inc.
                                                                639 Loyola Avenue
                                                                New Orleans, LA 70113

The Application/Declaration on Form U-1, as amended, in this File is hereby amended and restated in its entirety to read as follows:

Item 1.         Description of Proposed Transactions.

Entergy Corporation ("Entergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its subsidiary, EWO Marketing, LP ("EWOM"), (collectively, the "Applicants"), hereby seek all requisite approvals of the Securities and Exchange Commission (the "Commission") under the Act for Entergy to make investments in Energy Assets or Energy Asset Companies (each as hereinafter defined).

        I.         Description of Entergy System.

Entergy Corporation is an integrated energy company engaged primarily in electric power production, retail electric distribution operations, energy marketing and trading, and gas transportation. Entergy operates primarily through three business segments: U.S. Utility, Non-Utility Nuclear, and Energy Commodity Services. The U.S. Utility business generates, transmits, distributes and sells electric power, and distributes and sells a small amount of natural gas. Entergy's principal subsidiaries in its U.S. Utility business segment include (1) the following retail "public-utility companies": Entergy Arkansas, Inc. ("EAI"), Entergy Gulf States, Inc. ("EGSI"), Entergy Louisiana, Inc. ("ELI"), Entergy Mississippi, Inc. ("EMI"), and Entergy New Orleans, Inc. ("ENOI"; EAI, EGSI, ELI, EMI and ENOI are collectively referred to herein as the "System Operating Companies"); (2) Entergy Operations, Inc. ("EOI"), a "public-utility company" under the Act which operates and maintains the nuclear power plants owned by the System Operating Companies (other than EGSI); (3) System Fuels, Inc., which manages certain fuel procurement programs on behalf of the System Operating Companies; (4) System Energy Resources, Inc., which owns and leases the Grand Gulf 1 nuclear power plant and sells capacity and energy from such plant at wholesale to the System Operating Companies (other than EGSI); and (5) Entergy Services, Inc., which furnishes administrative and other support services principally to its affiliates in the U.S. Utility business. Through the System Operating Companies, Entergy delivers electricity to approximately 2.6 million customers in a four-state service territory that includes portions of Arkansas, Mississippi, Texas and Louisiana, including the City of New Orleans.

Entergy's Non-Utility Nuclear business owns and operates five nuclear power plants and sells the electric power produced by those plants to wholesale customers. This business also provides various operations, management, decommissioning and other services to non-affiliated nuclear plant owners. Entergy's principal subsidiaries in its Non-Utility Nuclear business include (1) Entergy Nuclear Generation Company, Entergy Nuclear Fitzpatrick, LLC, Entergy Nuclear Indian Point 2, LLC, Entergy Nuclear Indian Point 3, LLC, and Entergy Nuclear Vermont Yankee, LLC, each of which owns a nuclear power plant and markets electric power in the Northeast U.S.; (2) Entergy Nuclear Operations, Inc., which operates and maintains the five plants for the benefit of the owners; (3) Entergy Nuclear, Inc., which provides certain operations and other support services to its affiliates in the Non-Utility Nuclear segment, as well as to non-affiliates; (4) Entergy Nuclear Fuels, Inc., which procures nuclear fuel and fuel-related services for its affiliates in the Non-Utility Nuclear segment; and (5) Entergy Nuclear Nebraska LLC, which provides operations and management services for the non-affiliated owner of the Cooper nuclear plant.

Entergy's Energy Commodity Services business engages in energy commodity marketing, brokering and services activities, principally through EWOM. This business segment also includes Entergy's non-nuclear electric generation business, which sells electric power produced by those facilities to wholesale customers. In addition to EWOM, Entergy's principal subsidiaries in its Energy Commodity Services business include Entergy Power, Inc. ("EPI"), a "public-utility company" under the Act, Entergy Power Ventures, L.P., an "exempt wholesale generator" ("EWG") under Section 32 of the Act, and RS Cogen, LLC, the owner of a "qualifying facility," as defined under the Public Utility Regulatory Practices Act of 1978, as amended, and a Rule 58 Company (as hereinafter defined). Each of these subsidiaries owns certain electric generating assets and markets and sells capacity and energy from those assets to wholesale customers.

        II.        Summary of Existing Authorizations/Background.

Pursuant to the initial Commission order in this File, dated January 5, 2001 (the "Initial Order")1, Entergy joined with Koch Industries, Inc. ("Koch") to form Entergy-Koch, LP ("EKLP"). Entergy and Koch each own indirectly 50% of the general and limited partnership interests in EKLP. Until the fourth quarter of 2004 when EKLP sold its major businesses and operating assets, EKLP, through its subsidiaries (including Entergy-Koch Trading, L.P. ("EKT")), was engaged in physical and financial natural gas and power trading, and weather derivatives trading, in the United States, the United Kingdom, Western Europe, and Canada and EKLP's subsidiary, Gulf South Pipeline Company, LP (formerly Koch Gateway Pipeline Company) ("Gulf South"), was engaged in the gathering, transmission, and storage of natural gas in the Gulf Coast region.

In addition to approving the creation of EKLP, the Commission in its Initial Order authorized (i) EKLP to issue guarantees or provide other forms of credit support, through December 31, 2005, to or for the benefit of its subsidiaries in an aggregate amount not to exceed $2 billion, (ii) Entergy to acquire, directly or indirectly, through the Authorization Period, up to $1.2 billion in energy-related, non-utility assets (including Gulf South) that are incidental to energy marketing and brokering activities, (iii) EKLP and its subsidiaries to pay dividends out of capital or unearned surplus from time to time, and (iv) EKLP and its subsidiaries to sell energy commodities other than electricity and natural gas (including oil, coal, and risk management services and products) to affiliated utilities "at cost" (as determined in accordance with Rules 90 and 91 under the Act) and in compliance with the terms of the Settlement Agreements (as defined below) previously approved by the Commission.

As indicated above, in the fourth quarter of 2004, EKLP sold its energy trading and gas transportation/storage businesses to third parties. Nevertheless, Entergy continues to be actively involved in the energy commodities marketing, brokering, and services businesses, primarily through its Non-Utility Nuclear and Energy Commodity Services businesses.

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1              See Holding Company Act Release ("HCAR") No. 27334 (Jan. 5, 2001).

        III.       Summary of Proposed Transactions.

The Applicants seek authorization for Entergy, directly or indirectly, to invest through December 31, 2007 (the "Authorization Period") up to $2.0 billion (which would include any unused investment authority under the Initial Order (the "Investment Limitation"))2 in energy assets in the United States, Canada and Mexico that would be incidental or related to Entergy's energy commodities businesses ("Energy Assets"), or in the securities of companies ("Energy Asset Companies") which own or will acquire such Energy Assets, either directly or indirectly. "Energy Assets" would include, without limitation, oil and natural gas exploration, development, production, gathering, processing, storage and transportation facilities and equipment; liquid oil reserves and storage facilities, and associated facilities; and liquefied or compressed natural gas facilities and equipment.3 Energy Asset Companies may also own, directly or indirectly, interests in one or more other businesses which Entergy is permitted or authorized under the Act to acquire and own, including, without limitation, (i) EWGs, (ii) "foreign utility companies" under Section 33 of the Act ("FUCOs" and, together with EWGs, "Exempt Companies"), (iii) "exempt telecommunications companies" under Section 34 of the Act, or (iv) companies engaged in one or more energy-related businesses of the type specified under Rule 58 of the Act ("Rule 58 Companies") (collectively, for purposes of this Application/Declaration, together with Energy Asset Companies, the "Nonutility Companies"). However, Entergy would not invest in an Energy Asset Company unless substantially all of the consolidated total revenues of such Energy Asset Company were derived from Energy Assets and such other businesses in which Entergy is permitted or authorized under the Act to invest. In addition, if an Energy Asset Company owns interests in such other permitted businesses as well as Energy Assets, only the portion of Entergy's investment in the securities of such Energy Asset Company which is allocable to such Energy Assets shall apply against the Investment Limitation.4

Energy Assets or Energy Asset Companies may be acquired, in whole or in part, for cash, in exchange for common stock or other securities of Entergy (to the extent authorized by the Commission from time to time)5, or securities of Nonutility Companies, in consideration of the assumption of debt of the seller of Energy Assets or of an Energy Asset Company, or any combination of the foregoing. If common stock of Entergy is used as consideration in connection with any such acquisition, the aggregate market value of such securities on the date of issuance will be counted against the Investment Limitation. Likewise, the aggregate principal or face amount of securities issued by a Nonutility Company to finance such an acquisition, and of any debt assumed by a Nonutility Company as consideration in connection with such an acquisition for which there is recourse, directly or indirectly, to Entergy, also would count against the Investment Limitation. Under no circumstances will the Applicants acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause the acquiring company to be an "electric utility company" or a "gas utility company" as defined under the Act. As is the case with Gulf South, any Energy Asset Company (together with any of its affiliates not previously subject to the Act) acquired pursuant to the authorization in this File and which otherwise meets the conditions of Rule 16 will be entitled to an exemption from the Act pursuant to such rule.

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2            As a result of the divestiture, through EKLP, of Gulf South, Entergy currently may invest up to the full $1.2 billion in Energy Assets or Energy Asset Companies authorized under the Initial Order.

3            "Energy Assets" also may include gas or coal reserves; a pipeline spur that is needed for deliveries of fuel to an industrial customer; and electric metering and customer electric equipment and associated facilities. See Exelon Corporation, et al., HCAR No. 27545 (June 27, 2002).

4            Similarly, any portion of such investment allocable to Exempt Companies or Rule 58 Companies owned by such Energy Asset Company would be subject to the applicable investment limitations under Rule 53 (as modified by the Commission's order, dated June 13, 2000 (HCAR No. 27184) ("June 2000 Order")) and Rule 58, respectively. Under the June 2000 Order, Entergy currently may invest amounts up to 100% of its consolidated retained earnings in Exempt Projects. The Applicants are not seeking any authorization herein to invest in Rule 58 Companies in amounts exceeding the limit in Rule 58(a)(1).

5            See, e.g., Entergy Corporation, HCAR No. 27864 (June 30, 2004) (the "Entergy Financing Order"), in which Entergy is authorized to issue its common stock as consideration for the equity securities or assets of other companies or to use the proceeds of security issuances, in whole or in part, to make investments, in each case to the extent permitted or authorized by the Commission under the Act.

As the Commission first recognized in SEI Holdings, Inc.6, and in numerous subsequent decisions,7 a successful marketer of energy commodities must be able to control some level of physical assets that are incidental or related to its day-to-day operations. Gas marketers today must be able to offer their customers a variety of value-added or "bundled" services, such as gas storage and processing, which interstate pipelines offered prior to FERC Order 636. In order to provide such value-added services, many of the leading gas marketers have invested in production, gathering, processing, and storage capacity at or near the principal gas producing areas and hubs and market centers in the United States. Similarly, in order to compete with both pipelines and local distribution companies for industrial and electric utility sales, participants in energy commodities marketing and services businesses must have the flexibility to acquire or construct such supply facilities.

Additional investments in exploration, development, production, gathering, processing, and storage capacity would support the Applicants' energy commodities activities by enhancing their ability to hedge the prices of future supplies of natural gas and other energy-related commodities against market fluctuations. Price volatility occurs due to fluctuations in supply and demand over periods as short as one day or seasonally. Storage and pipeline assets allow energy marketers to "bank" lower cost supplies for use during periods of high volatility, or take advantage of differential price spreads between different markets. Energy market participants with strong and balanced physical asset portfolios are also better able to originate tolling or reverse tolling arrangements for gas and energy commodities. The integration of exploration, development, production, gathering, transportation and storage assets offers energy market participants the opportunity to provide oil, gas and/or electric products and services to energy users, at their discretion, depending on user requirements. Finally, the physical assets underlying a market participant's balance sheet may provide substantial credit support for the energy commodity transactions which it undertakes, thereby lowering transaction costs and improving profitability.

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6            See HCAR No. 26581 (Sept. 26, 1996).

7            See, e.g., Progress Energy, Inc., et al., HCAR No. 27673 (May 5, 2003); Alliant Energy Corporation, et al., HCAR No. 27448 (October 3, 2001); American Electric Power Company, Inc., HCAR No. 27432 (August 13, 2001).

It is the intention of the Applicants to acquire Energy Assets as and when market conditions warrant, whether through acquisitions (including acquisition by lease) of specific assets or groups of assets that are offered for sale, or by acquiring Energy Asset Companies (for example, other gas marketing companies which own significant physical assets in the areas of gas production, processing, transportation and storage).

With respect to investments in Canada and Mexico, as in the United States, such Energy Assets would be incidental or related to and would assist Entergy and certain Nonutility Companies (including any energy commodities trading, marketing or brokering subsidiaries hereafter formed or acquired by Entergy) in connection with any energy commodities business undertaken by such subsidiaries in such countries. The Applicants believe that the request for authorization to invest in Energy Assets in Canada and Mexico is consistent with (i) the Commission's Initial Order in this File authorizing EKLP to engage in the energy commodity business in Canada, (ii) other recent Commission orders,8 (iii) the Commission's recognition of the integration of the North American energy market and the competitive benefits of allowing holding companies to transact in the energy commodity business in such countries, and (iv) recent trends in energy policy as reflected in pending legislation in the United States Congress and administrative actions by U.S. regulatory authorities.

With reference to Section 10(f) of the Act, while the Applicants do not anticipate that any state commission would have jurisdiction over a proposed acquisition of Energy Assets or an Energy Asset Company, the Applicants cannot provide definitive assurances to that effect. Accordingly, with a view to potential circumstances where a state commission has jurisdiction over a proposed acquisition of Energy Assets or an Energy Asset Company ("State Jurisdictional Acquisitions"), the Applicants request that the Commission reserve jurisdiction over the proposed transaction solely in respect of any such State Jurisdictional Acquisition, pending in each case (1) the receipt of the required state commission authorization and the filing of a copy thereof as a supplement to the record in this proceeding, and (2) the issuance of a supplemental order of the Commission authorizing the State Jurisdictional Acquisition.

The Applicants may determine from time to time to transfer the securities or the assets of Nonutility Companies (including Energy Asset Companies), in whole or in part, to other direct or indirect Nonutility Companies, or to liquidate or merge such subsidiaries. Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes. The Applicants request authority to engage in such transactions, to the extent that they are not exempt under the Act,9 through the Authorization Period.

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8        See, e.g., Exelon Corporation, et al., HCAR No. 27545 (June 27, 2002); Cinergy Corp., HCAR No. 27393 (May 4, 2001).

9        In some cases, the sale of securities, assets or an interest in other businesses to an associate company may be exempt under Rule 43(b).

        IV.        Quarterly Reporting.

The Applicants propose that within sixty (60) days after the end of each of the first three calendar quarters, and within ninety (90) days after the end of the last calendar quarter, of each fiscal year of Entergy, the Applicants will file a quarterly certificate with the Commission (in each case, as of the end of the calendar quarter just completed, except as otherwise noted), commencing with the first full calendar quarter ending at least forty-five (45) days following the date of the Commission's supplemental order in this File, which quarterly certificate will set forth the total amount of investments by Entergy in Energy Assets or Energy Asset Companies during the quarter, including the aggregate market value (at the date of issuance) of Entergy common stock issued as consideration (in whole or in part) for such investments.

Item 2.        Fees, Commissions and Expenses.

The fees to be incurred by the Applicants hereto in connection with obtaining the Commission's order authorizing the transactions proposed herein are not expected to exceed $10,000, including $3,000 estimated for legal fees and $7,000 estimated for fees of ESI.

Item 3.        Applicable Statutory Provisions.

Sections 9(a) and 10 of the Act are applicable to investments by Entergy in Energy Assets or Energy Asset Companies.

To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any Section of the Act or rule thereunder, other than those specifically referred to above, request for such authorization, approval or exemption is hereby made.

Item 4.        Regulatory Approval.

The pre-notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 may apply to certain acquisitions of Energy Assets or Energy Asset Companies. Also, the FERC may have jurisdiction over acquisitions of Energy Asset Companies under Section 203 of the Federal Power Act if such companies also own jurisdictional facilities under the Federal Power Act or engage in electric power marketing, and may have jurisdiction over acquisitions of Energy Assets under Section 7 of the Natural Gas Act if such assets include jurisdictional natural gas transmission facilities. Entergy will not consummate any acquisition of Energy Assets or an Energy Asset Company unless it has obtained all other applicable state or federal regulatory approvals.

Except as set forth above, no state commission, and no federal commission, other than the Commission, has jurisdiction over any of the transactions proposed in this Application/Declaration.

Item 5.        Procedure.

The Commission is requested to publish a supplemental notice under Rule 23 with respect to the filing of this Post-Effective Amendment No. 2 to the Application/Declaration in this File as soon as practicable. The Applicants request that the Commission's supplemental order be issued as soon as the rules allow, and that there not be a 30-day waiting period between issuance of the Commission's supplemental order and the date on which such order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

Item 6.        Exhibits and Financial Statements.

                   A. Exhibits:

F - Legal Opinion(s) (to be filed by amendment)
H-I - Revised Proposed Form of Federal Register Notice

                    B. Financial Statements:

Financial Statements of Entergy Corporation and of Entergy Corporation and subsidiaries, consolidated, included in the Annual Report on Form 10-Q for the fiscal quarter ended December 31, 2004 (filed in File No. 1-11299 and incorporated herein by reference).

Except as reflected in the Financial Statements, no material changes not in the ordinary course of business have taken place since December 31, 2004.

Item 7.        Information as to Environmental Effects.

None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application/Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

ENTERGY CORPORATION

By: /s/ Steven C. McNeal Steven C. McNeal Vice President and Treasurer

EWO MARKETING, LP

By: /s/ Steven C. McNeal Steven C. McNeal Manager EWO GP LLC, General Partner of EWO Marketing, L.P.

Dated: April 28, 2005